

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

October 13, 2016

Christopher D. Maher
President and Chief Executive Officer
OceanFirst Financial Corp.
975 Hooper Avenue
Toms River, NJ 08753

> **Re:** **OceanFirst Financial Corp.**
> **Amendment No. 1 Registration Statement on Form S-4**
> **Filed October 6, 2016**
> **File No. 333-213307**

Dear Mr. Maher:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2016 letter.

Joint Proxy Statement/Prospectus Cover page

1. We note your response and revised disclosure in response to comment 1 regarding OceanFirst's option to override Ocean Shore's proposed termination by increasing the exchange ratio. Please include footnote disclosure to the Calculation of Registration Fee table to state that in the event of a change in the exchange ratio, the additional issuance of shares would require a separate registration statement. For guidance, please refer to Securities Act Rule 413 and Securities Act Rules Compliance and Disclosure Interpretation 610.01.

Certain Unaudited Prospective Financial Information of Ocean Shore, page 82

2.   We note the new disclosure of shared projections in response to comment 3, including the statements found in the last paragraph on page 83: "The summary of the Ocean Shore projections included below is not being included to influence your decision whether to vote for the OceanFirst share issuance proposal.…" and "The Ocean Shore projections are provided solely because they were made available to other parties in connection with the Transactions." Please revise your disclosure to remove these inappropriate limitations on shareholders' reliance on the registration statement disclosures.

Change in Control Agreements between Other Executive Officers and Ocean Shore, page 85

3.   Disclosure in the penultimate bullet point on page 14 indicates that Ms. Bossi and Ms. Davidson would enter into agreements with OceanFirst to provide, among other things, for payments in lieu of the lump sum cash payment under their change in control agreements. Please revise to clarify the actual payment amounts they will receive in lieu of the lump sum cash payments under the change in control agreement, as well as disclose the material terms of the contemplated employment agreements with OceanFirst.

U.S. Federal Income Tax Consequences of the Integrated Mergers, page 111

4.   The tax opinion filed as Exhibit 8.1 states that the federal tax consequences "will be as described in the Registration Statement," while the disclosure at the top of page 112 assumes that the integrated mergers will together be treated as an integrated transaction that qualifies as a reorganization pursuant to Section 368(a) of the Internal Revenue Code. Please revise the disclosure to remove this assumption and to add a statement that the disclosure is the opinion of counsel, and have counsel revise its opinion to state that the disclosure in the filing represents the opinion of counsel. Alternatively, have counsel file a long form tax opinion. For guidance, please refer to Section III.B. of Staff Legal Bulletin No.19 (CF).

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David C. Ingles, Esq. (Via E-mail)